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February 5, 2021

Ms. Erin E. Martin, Esq.

Mr. Jonathan Burr, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street NE, Washington, DC 20549 USA

Re: Mission First Capital LLC
Offering Statement on Form 1-A
Filed December 28, 2020

File No. 024-11396

Dear Ms. Martin and Mr. Burr:

We serve as counsel to Mission First Capital LLC, a Delaware limited liability company (the “Company”), and have prepared this letter on behalf of the Company to address each of the comments set forth in the Staff’s comment letter to the Company dated January 22, 2021.

The Company has revised the Offering Circular on Form 1-A (File No. 024-11396) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 1 to the Offering Circular (“Amendment No. 1”) concurrently with this letter.

Set forth below are the Staff’s comments (in bold) and the Company’s respective responses. A copy of Amendment No. 1 marked to show all changes is attached hereto for your convenience.

Offering Statement on Form1-A filed December 28, 2020

General

1.	Please revise your offering circular to include the information required by Part I of Form S-11, Part F/S of Form 1-A and Part III of Form 1-A in one document. In this regard, please provide the signatures required by Form 1-A.

We have revised the offering statement to combine Part I, Part II and Part III in one document and have included the signatures required by Form 1-A. Because all Parts have been combined, we have re-filed each of the Exhibits with this Amendment No. 1.

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

February 5, 2021

2.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The Staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The Company understands and acknowledges that it is responsible to analyze its investments to ensure it is exempt from the Investment Company Act of 1940 (the “40 Act”) or to comply with the requirements of the 40 Act. The Company has put in place a practice of reviewing each asset prior to purchase to ensure that such asset is not a “security” within the definition of the 40 Act. The Company also intends to conduct quarterly reviews of its portfolio in connection with its quarterly financial statements to review compliance matters.

3.	Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

The Company and the Manager acknowledge that they are responsible for analyzing the applicability of the Investment Advisers Act of 1940. The Company and the Manager intend to operate the Company in a manner such that it is not considered a private fund and the Manager will not, therefore, be required to register under the Investment Adviser Act. The Company and the Manager also intend to adopt similar procedures as set forth in response No 2 above to ensure compliance.

4.	We note that you are offering up to 1,000,000 Class G or Class L interests. Please revise your offering circular to indicate the amount of each class being offered. Refer to Item 501(b)(2) of Regulation S-K.

The Company has revised the Offering Circular to clarify that an aggregate of 1,000,000 membership interests is being offered, whether as Class G or Class L depending upon the holding period selected by the investor.

5.	We note that you are conducting a best efforts offering and have set a minimum offering of $100,000. You disclose that funds will be placed in a segregated account and that you will not use the funds until the minimum is met. It appears that this account will not be an escrow account. Please add a risk factor that addresses the risks of funds being unavailable to investors if the minimum is not met. In addition, we note that you indicate that you may engage a broker-dealer for this offering. In that regard, please explain to us how you intend to conduct your offering in compliance with Instruction to Item 5 of Part II of Form 1-A and the references therein to Exchange Act Rules 15c2-4 and 10b-9.

The Company has added a risk factor disclosing the risk relating to the absence of an escrow account. If the Company engages a broker-dealer for this offering, the Company will file a post-effective amendment setting for the disclosure required by Item 5 of Part II of Form 1-A and in compliance with Rules 15c2-4 and 10b-9.

6.	We note that Article 13 of your operating agreement includes a mandatory arbitration provision. Please revise your offering statement, including your description of the operating agreement section, to describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom. In this regard, please also describe any questions as to enforceability of the arbitration provision under federal and state law.

We have added a section entitled “Arbitration and Waiver of Jury Trial” to the description of the Operating Agreement and have included language regarding the unenforceability of such provisions in connection with claims arising under federal and state securities laws. We have also added similar language throughout the offering circular where the arbitration provisions are mentioned. The “Risk Factors” section of the offering circular contains several risk factors addressing this issue.

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

February 5, 2021

7.	We note that Section 5.4 of your subscription agreement indicates that any claims arising out of the subscription agreement will be exclusively adjudicated in the federal courts located in Lewes, Delaware. It is unclear what federal court is located in Lewes, Delaware. Please revise or advise. In addition, please disclose whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Finally, please revise your offering circular to describe this provision in more detail, including the risks and impact of it to your investors, and address any uncertainty as to whether a court would enforce such provision.

The Company has revised the Subscription Agreement to clarify that the state and federal courts of Sussex County, Delaware are the exclusive venue for claims arising out of the Subscription Agreement. We have also provided in the Subscription Agreement that such exclusive forum provision does not apply to claims arising under federal and state securities laws. The Company has revised the offering circular to describe this provision of the Subscription Agreement in more detail, including the disclosure that such provision does not apply to claims brought under federal and state securities laws.

8.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its redemption of Class G and Class L Preferred Interests. To the extent such rules apply, the Company intends to comply therewith.

Risk Factors, page 10

9.	We note in the risk factor on page 19 that investors will waive their rights to a jury trial and on page 4 you[r] disclose that investors are giving up their right to conduct pre-trial discovery. Please revise to discuss the significant risks of the jury trial and pre-trial discovery waiver provisions to your investors. In this regard, please clarify whether these provisions apply to claims under the federal securities laws.

The Company has expanded the risk factor related to arbitration to discuss the risks associated with the waiver of a jury trial and the risk of limited pre-arbitration discovery. The Company has also confirmed in such risk factor that the dispute resolution provisions of the Operating Agreement, including the waiver of jury trial and limited discovery provisions, do not apply to claims arising under the federal and state securities laws.

Prior Performance, page 51

10.	It appears that your manager has previous experience with other programs that have invested primarily in real estate. Please expand your disclosure to provide additional narrative disclosure of your prior performance, including a discussion of any material adverse business developments. In this respect, we refer you to Item 8 of Industry Guide for guidance. Please also refer to Release No. 33-6900 (June 17, 1991) and CF Disclosure Guidance Topic No. 6.

The Company has revised the section entitled “Prior Performance Summary” to include additional information regarding past real estate investments of the principals in accordance with Item 8 of Industry Guide and Release 33-6900.

* * * * *

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

February 5, 2021

If you have further questions regarding the Company or the above-referenced responses please contact the undersigned at either (801) 787-9072 or via email at darin@mangumlaw.net. Thank you.

Very truly yours, MANGUM & ASSOCIATES PC A Professional Corporation /s/ Darin H. Mangum Darin H. Mangum Attorney at Law

DHM/mn

Enclosure: Amendment No. 1 to Form 1-A

cc:	Philip A. Capron, Chief Executive Officer Mission First Capital LLC